SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              For January 28, 2005

                                ALLIED DOMECQ PLC
             (Exact name of Registrant as specified in its Charter)

                                ALLIED DOMECQ PLC
                 (Translation of Registrant's name into English)



                                  The Pavilions
                                 Bridgwater Road
                                 Bedminster Down
                                Bristol BS13 8AR
                                     England
              (Address of Registrant's principal executive offices)



        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F x Form 40-F
                             ------------ ----------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                               -------- ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                  Exhibit Index



Exhibit No.                 Description

Exhibit No. 1               Trading Statement announcement dated 28 January 2005




28 January 2005



          ALLIED DOMECQ PLC - TRADING IN LINE DESPITE TOUGH CONDITIONS

Allied Domecq PLC announces that its financial performance for the first four months of its current financial year is in line with expectations with high single digit earnings growth translated at constant foreign exchange rates.
This is in spite of tough trading conditions and aggressive competitive activity in certain markets which have combined to constrain the volume performance of the core spirits brands. The premium wine portfolio is on track to meet established targets and to deliver increased revenue and profits. Dunkin' Brands, Inc., our Quick Service Restaurants division, has continued to perform strongly driven primarily by the growth of Dunkin' Donuts.

Geographically, the US market was the key driver of profit growth across spirits, wine and QSR. The overall volume growth in Canada has been held back in part by the Liquor Board strike in Quebec. Europe remains subdued. The positive results in the US have offset more moderate performances in Europe, Latin America and in Asia Pacific, where we have continued to increase our marketing investment in China.

As widely anticipated, the total year on year impact of exchange rates on profit before tax is approximately GBP35 million, assuming that currencies remain at their current rates for the remainder of the financial year. Despite absorbing this impact, which is higher than Allied Domecq's initial expectations as a result of further weakening of the US dollar, the Group is still on track to deliver earnings growth in line with expectations for the current financial year.

Commenting, Philip Bowman, Chief Executive of Allied Domecq PLC says:

"Looking at the Group as a whole, in the first four months of the year we have continued to generate value, profit growth and strong cash flow in spite of tough business conditions. The robust performance of our US business is offsetting a mixed performance in Europe while we continue to make progress in Asia Pacific and Latin America."


ENDS



Media enquiries:
Stephen Whitehead, Director of Group Corporate Affairs
Tel: +44 (0) 20 7009 3927
Mob: +44(0) 7880 783 532

Cardew Group
Anthony Cardew/Rupert Pittman
Tel: + 44 (0) 20 7930 0777

Investor enquiries:
Peter Durman, Director of Investor Relations
Tel: +44 (0) 7771 974817

Photography:
Original media photography available at www.newscast.co.uk



About Allied Domecq PLC - Brands People Want

Allied Domecq PLC is one of the world's largest premium spirits, wines and food service operations. A global company with annual sales of more than GBP3,229 million/$5,844 million*, Allied Domecq serves consumers through its operations in more than 50 countries, supported by 12,000 highly skilled employees. Core spirits brands include Ballantine's, Beefeater, Canadian Club, Courvoisier, Kahlua, Malibu, Maker's Mark, Sauza, Stolichnaya and Tia Maria. Allied Domecq's wine portfolio features Campo Viejo, Champagne Mumm, Champagne Perrier Jouet, Clos du Bois and Montana. Allied Domecq owns or distributes 14 of the top 100 international premium spirit brands and its brand portfolio commands world No. 1 or No. 2 positions in six leading categories. Dunkin' Brands, Inc., the company's international quick service restaurants business, includes Dunkin' Donuts, Baskin-Robbins and Togo's which operate in more than 50 countries, with over 12,000 franchised outlets worldwide. Allied Domecq's performance is driven by its globally recognised portfolio, its geographically diverse market and customer presence, and the talents of its people.

Allied Domecq is traded on both the London Stock Exchange (LSE:ALLD) and the New York Stock Exchange (NYSE:AED). Further information on the company can be found at www.allieddomecq.com.

* FY 2004






SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

28 January 2005
                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director, Corporate Secretariat
                                             Deputy Company Secretary